EXHIBIT 99.1

Clementia Reports Positive Phase 2 Part B Data Showing Treatment with Palovarotene Significantly Reduces New Bone Growth in Patients with FOP

Statistically Significant 91% Reduction of New HO at Flare-up Sites at 12 Weeks; 65% Reduction of New HO at 12-Month WBCT Scan

Evaluable Patients with No New Bone at 12 Weeks Had No New Bone at 12 Months

Company to Host Conference Call Today at 8:30 a.m. ET

MONTREAL, May 23, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases, today reported positive data from Part B of the company’s ongoing Phase 2 clinical trial evaluating palovarotene, an RARγ agonist, for the treatment of patients with fibrodysplasia ossificans progressiva, or FOP. Treatment with palovarotene resulted in meaningful reductions in new heterotopic ossification volume (HO, bone growth in abnormal places) as measured by both 12-week flare-up imaging and 12-month whole body CT (WBCT) scan. Data include a statistically significant 91 percent reduction in new HO at flare-up sites at 12 weeks as compared to those untreated flare-up sites from patients in Clementia’s natural history study and Phase 2 placebo group, and showed that, in evaluable patients, those who had no new HO at 12 weeks also had no new HO at 12 months. These data suggest that flare-up data could potentially be predictive of longer term outcomes. Palovarotene was generally well-tolerated in the trial, consistent with the experience across palovarotene clinical studies.

“We are very pleased to report these preliminary positive data from Part B of our Phase 2 trial and are encouraged by palovarotene’s potential to be the first-ever approved treatment for patients with FOP,” said Clarissa Desjardins, Ph.D., co-founder and chief executive officer of Clementia. “We recently surpassed enrollment of the first 35 patients in our Phase 3 MOVE Trial, and are on track to complete study enrollment by the end of the year. Based on this, we are also on-track to reach our first interim analysis in mid-2019, bringing us one step closer to being able to provide this important potential treatment to the many patients in need.”

“FOP is a rare, genetic bone disease that results in uncontrolled extra-skeletal bone growth for which there are no approved treatments,” said study principal investigator Frederick Kaplan, M.D., the Isaac & Rose Nassau professor of orthopaedic molecular medicine and chief of the Division of Molecular Orthopaedic Medicine in the Perelman School of Medicine at the University of Pennsylvania. “The preliminary data presented from this Phase 2 trial suggest that treatment with palovarotene may significantly reduce the development of new HO from flare-ups in patients with FOP. Palovarotene's reported safety profile to date is also promising. I look forward to continuing to work with Clementia and participating in the ongoing Phase 3 MOVE Trial.”

Phase 2 Part B Dosing Regimens and Patient Population
The Part B portion of Clementia’s ongoing open-label Phase 2 trial of palovarotene for FOP enrolled 53 patients, including 41 adults and skeletally mature children (>13 years old) and 12 pediatric patients. Adults and skeletally mature children receive the chronic/flare-up dosing regimen, which includes 5mg of palovarotene daily in addition to increased dosing to 20mg for four weeks followed by 10mg for eight weeks when a flare-up is reported. Pediatric patients in Part B receive 20mg for four weeks followed by 10mg for eight weeks only when a flare-up is reported, a dosing regimen that is not used in the MOVE Trial.

As of May 15, 2018, a total of 29 flare-ups have been treated with the chronic/flare-up dosing regimen. The control group for the 12-week flare-up analysis pools data from 10 flare-ups from placebo-treated patients in the first Phase 2 trial and 50 untreated flare-ups from Clementia’s natural history study.

12-Week Flare-up Imaging Data
New HO volume at the site of a flare-up at 12 weeks was a pre-specified secondary endpoint in the Phase 2 study, and is an objective measure that is analyzed using standardized procedures by blinded, independent central imaging readers. In a preliminary analysis of adults and skeletally mature children, we observed a statistically significant 91 percent reduction (p=0.01) in mean volume of new HO for the 29 flare-ups treated with the chronic/flare-up dosing regimen (719mm3) in Part B as compared to the 60 untreated flare-ups (8,001mm3).

In addition to these data, Clementia analyzed data from those evaluable patients who had both 12-week flare-up scans and 12-month WBCT scans. For the 9 patients with no new HO at 12-weeks at the flare-up location, there was no new HO at 12-months anywhere in the body, including the assessed flare-up location.  We believe these data suggest that flare-up data could potentially be predictive of longer term outcomes.

12-Month WBCT Scan Data
In addition to the 12-week flare-up scans, new HO in adults and skeletally mature children receiving the chronic/flare-up dosing regimen was assessed by WBCT scan at 12 months compared to untreated patients in the natural history study, regardless of whether or not flare-up symptoms were present. This preliminary per protocol assessment included 33 evaluable patients, and a 28 percent reduction in whole body volume of new HO in treated patients (21,567mm3) was observed as compared to the 55 untreated patients (29,731mm3).

Importantly, in this evaluation, one patient included in the analysis experienced multiple flare-ups which were not treated with the 20/10mg regimen because they did not meet the requirements for flare-up treatment according to the Part B protocol. Utilizing the MOVE Trial flare-up definition and treatment criteria, which require only one flare-up symptom, this patient would have qualified for high-dose treatment in the Phase 3 MOVE Trial. When we analyze these data without this one patient, treatment with palovarotene resulted in a 65 percent mean reduction of new HO by WBCT (10,682mm3) compared to the untreated control group (29,731mm3).

“We believe that the MOVE Trial has optimized the flare-up definition and treatment regimen to evaluate the potential for benefit in patients,” said Donna Grogan, M.D., chief medical officer of Clementia. “The findings in the Part B support our design of the MOVE Trial, and we look forward to continuing to advance the study so that we can define the potential benefit of palovarotene as quickly as possible. In addition, we would like to thank all the patients, caregivers and site personnel for their dedication all along the way.”

Safety Analysis
Palovarotene has been generally well-tolerated in this ongoing trial, with the majority of adverse events being mild to moderate mucocutaneous events, consistent with retinoid-associated side effects and the experience across palovarotene clinical studies. These events are primarily managed with prophylactic treatments or dose reductions. The majority of dose reductions occurred when patients were receiving the 20mg flare-up dose. No patients have discontinued treatment in the trial due to a palovarotene-related-adverse event.

Phase 3 MOVE Trial Update
Enrollment is well underway in Clementia’s Phase 3 MOVE Trial of palovarotene for the treatment of FOP. The MOVE Trial will enroll 80 patients age 4 and older and utilizing the chronic/flare-up dosing regimen. Data from patients in Clementia’s natural history study are serving as the external control. The company has enrolled more than 35 patients in the trial and is on track to complete enrollment by the end of the year. The MOVE Trial is designed with three interim analyses: the first when 35 patients have 12-month WBCT scans, and the next two interim analyses coming six and 12 months thereafter. Based on current enrollment, Clementia is on track to report the first interim analysis for the MOVE Trial in mid-2019.

Conference Call Information
To participate in the conference call, please dial (866) 916-2014 (domestic) or (636) 812-6655 (international) and refer to conference ID 7898867. The webcast can be accessed in the Investor Relations section of the company's website at www.clementiapharma.com. The replay of the webcast will be available in the investor section of the company’s website at www.clementiapharma.com for 60 days following the call.

About the Phase 3 MOVE Trial
All patients in the MOVE Trial receive a single daily dose of palovarotene, with increased dosing at the time of a flare-up (the chronic/flare-up regimen). Data from Clementia’s natural history study (NHS) will serve as the control. Patients are treated with palovarotene for 24 months, with three planned interim analyses. The primary efficacy endpoint of the MOVE Trial is the annualized change in new heterotopic ossification (HO) volume as assessed by low-dose whole body CT (WBCT) scan (excluding head) compared to untreated patients from the NHS. Secondary endpoints include the proportion of patients with any new HO, the change in the number of body regions with new HO, the proportion of patients reporting flare-ups and the rate of flare-up occurrence. Exploratory endpoints include functional assessments of joint function and changes in patient-reported physical function. Safety evaluations include adverse events, assessments of growth in children, clinical laboratory tests and vital signs. Full details of the study can be found at www.clinicaltrials.gov, NCT03312634.

About Palovarotene
Palovarotene is an RARγ agonist being developed as a treatment for patients with ultra-rare and debilitating bone diseases, including fibrodysplasia ossificans progressiva (FOP) and multiple osteochondromas (MO), as well as other diseases. Data from the palovarotene Phase 2 program suggest that palovarotene has the ability to significantly reduce the development of new bone growth in abnormal places, or heterotopic ossification (HO) in patients with FOP. Palovarotene was also found to inhibit the formation of osteochondromas (OCs) in preclinical models of multiple exostoses, supporting the initiation of the MO-Ped Trial in the MO indication. Palovarotene has received Orphan Drug status for FOP and MO from the U.S. Food and Drug Administration (FDA), and orphan status for the treatment of FOP in the EU. In addition, palovarotene has been granted Fast Track and Breakthrough Therapy designations for FOP from the FDA.

About Fibrodysplasia Ossificans Progressiva (FOP)
FOP is a rare, severely disabling disorder characterized by heterotopic ossification (HO), or bone that forms outside the normal skeleton in muscles, tendons or soft tissue. In FOP, HO progressively restricts movement by locking joints leading to a cumulative loss of function, progressive disability, and increased risk of early death. FOP is caused by a mutation in the ACVR1 gene, resulting in excess signaling in the bone morphogenetic pathway, a key pathway controlling bone growth and development, by way of both ligand-dependent and independent mechanisms. There are currently no approved treatments for FOP.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead product candidate, palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP) and in the Phase 2 MO-Ped Trial to treat multiple osteochondromas (MO, also known as multiple hereditary exostoses/MHE). Clementia is also investigating palovarotene for the potential treatment of other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Cautionary Note Regarding Forward-Looking Statements
This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, our ability to generate revenue and become profitable; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as the other information we file with the SEC or on SEDAR.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Alicia Davis
THRUST Strategic Communications
+1-910-620-3302